Exhibit 99.5

PRO FORMA VALUATION UPDATE REPORT

OCEAN SHORE HOLDING CO.

Ocean City, New Jersey

HOLDING COMPANY FOR:

OCEAN CITY HOME BANK

Ocean City, New Jersey

Dated As Of:

October 9, 2009

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.
Celebrating 20 Years of Financial Advisory Services

October 9, 2009

Boards of Directors

OC Financial MHC

Ocean Shore Holding Co.

Ocean City Home Bank

1001 Asbury Avenue

Ocean City, New Jersey 08226-3329

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by Ocean Shore Holding Co., Ocean City, New Jersey (“OSHC” or the “Company”) in connection with the mutual-to-stock conversion of OC Financial MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.28% of the common stock of OSHC (the “MHC Shares”), the mid-tier holding company for Ocean City Home Bank, Ocean City, New Jersey (the “Bank”). The remaining 42.72% of OSHC’s common stock is owned by public stockholders. OSHC completed its initial public stock offering in December 2004 and owns 100% of the common stock of the Bank. It is our understanding that OSHC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who subscribed for shares in the original offering and who did not cancel their orders in the Company’s first resolicitation. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large in a syndicated community offering.

This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”).

Our Original Appraisal report, dated August 22, 2008 (the “Original Appraisal”), and our updated appraisals dated October 24, 2008 (the “First Update”), and May 29, 2009 (the “Second Update”) are incorporated herein by reference. As in the preparation of our Original Appraisal and subsequent updated appraisals, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in OSHC’s financial condition, including financial data through September 30, 2009; (2) an updated comparison of OSHC’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal and subsequent updates; and (3) a review of stock market conditions since the Second Update through October 9, 2009.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

October 9, 2009

Plan of Conversion and Stock Issuance

On August 20, 2008, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the “Company”), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of the Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of October 9, 2009, the MHC’s ownership interest in OSHC approximated 57.28%. The Company will also issue shares of its common stock to the public stockholders of OSHC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued OSHC common stock as owned immediately prior to the conversion. As of October 9, 2009, the public stockholders’ ownership interest in OSHC approximated 42.72%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of September 30, 2009, the date of the financial data included in the regulatory applications and prospectus. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Boards of Directors

October 9, 2009

Discussion of Relevant Considerations

1.	Financial Results

In light of the unstable market conditions since the Second Update, the Company was provided an extension to complete its offering by the OTS. Accordingly, the Company has returned all funds received in the subscription offering and will restart the offering process, as well as update the financial data in the offering prospectus.

Table 1 presents summary balance sheet and income statement data through September 30, 2009, as well as comparable data for the period ending March 31, 2009, as set forth in the Second Update.

Growth Trends

The Company’s total assets increased by approximately $42.6 million over the six months ended September 30, 2009, which reflects the impact of growth in both the loan and deposit portfolios while the balance of investments and borrowings declined modestly. Equity increased by $2.8 million, reflecting both the retention of earnings (net of securities impairment charges) and positive market value adjustments on securities classified as available for sale.

Loan Receivable

Loans receivable increased from $617.6 million, as of March 31, 2009, to $655.5 million, as of September 30, 2009, reflecting a 6.1% increase. The proportion of loans to assets remained relatively unchanged equaling 88.3% of assets as of September 30, 2009.

Cash, Investments and Mortgage-Backed Securities

The balance of investments and mortgage-backed securities (“MBS”) decreased by $3.1 million, to equal $30.3 million or 4.1% of total assets as of September 30, 2009, compared to $33.5 million or 4.8% of assets as of March 31, 2009. Conversely, the balance of cash and cash equivalents increased by $7.0 million to equal 16.5%, or 2.22% of total assets as of September 30, 2009.

Funding Structure

Deposit balances increased by $55.3 million over the six months ended September 30, 2009, to equal $532.8 million, or 71.8% of total assets. Borrowings consisting of FHLB advances decreased over the two quarter period to equal $117.9 million. As discussed in the Second Update, the Company typically utilizes borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and to manage interest rate risk; and (2) longer-term borrowings to finance growth and diversification as a supplement to funding operations through deposits. The balance of subordinated debt has remained unchanged during the last six months.

Boards of Directors

October 9, 2009

Table 1

Ocean Shore Holding Co.

Recent Financial Data

	At March 31, 2009		At Sept. 30, 2009
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$699,980	100.00%	$742,630	100.00%
Investment Securities	33,492	4.78%	30,336	4.08%
Loans receivable (net)	617,599	88.23%	655,532	88.27%
Cash and cash equivalents	9,486	1.36%	16,450	2.22%
Deposits	477,463	68.21%	532,843	71.75%
FHLB advances	133,100	19.01%	117,900	15.88%
Subordinated debt	15,464	2.21%	15,464	2.08%
Other borrowings	—	0.00%	—	0.00%
Equity	64,578	9.23%	67,402	9.08%

	12 Months Ended At March 31, 2009		12 Months Ended Sept. 30, 2009
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$36,034	5.30%	$36,654	5.15%
Interest Expense	(16,383)	-2.41%	(15,362)	-2.16%

Net Interest Income	$19,651	2.89%	$21,292	2.99%
Provision for Loan Losses	(456)	-0.07%	(995)	-0.14%

Net Interest Income after Provisions	$19,195	2.82%	$20,297	2.85%

Other Operating Income	2,838	0.42%	2,991	0.42%
Operating Expense	(14,637)	-2.15%	(15,831)	-2.23%

Net Operating Income	7,396	1.09%	7,457	1.04%

Net Non-Operating Income	(2,408)	-0.35%	(1,702)	-0.24%

Net Income Before Tax	4,988	0.74%	5,755	0.81%
Income Taxes	(1,876)	-0.28%	(2,089)	-0.29%

Net Income (Loss)	$3,112	0.46%	$3,666	0.52%

Core Net Income (Loss)	$4,558	0.67%	$4,688	0.66%

Source: Ocean Shore Holding Co.’s audited and unaudited financial stmts and RP Financial calculations.

Boards of Directors

October 9, 2009

Equity

Total equity increased by $2.8 million over the six months ended September 30, 2009, and equaled $67.4 million, or 9.1% of total assets. As discussed above, growth in the capital balance was the result of strong earnings favorable changes in the accumulated comprehensive income balance, net of OTTI charges and dividends paid to minority shareholders.

Income and Expense Trends

The Company’s earnings increased relative to the level reflected in our Second Update, as OTTI charges on available for sale investment securities diminished. Core earnings also increased modestly based on updated financial data as growth in net interest income exceeded the increase in operating expenses. Details with respect to changes in the Company’s earnings are more fully explained below.

Net Interest Income

The Company’s net interest income increased as interest income increased and interest expense decreased. For the 12 months ended September 30, 2009, the Company’s net interest income totaled $21.3 million (2.99% of average assets), which reflects an increase from a level of $19.7 million (2.89% of average assets), reported for the 12 months ended March 31, 2009. The increase in net interest income is both the result of improving spreads and balance sheet growth.

Loan Loss Provisions

Provision for loan losses increased from $456,000, or 0.07% of average assets for the twelve months ended March 31, 2009, to $995,000, or 0.14% of average assets for the twelve months ended September 30, 2009. The increase in loan loss provisions primarily reflects the impact of loan portfolio growth as well as the recessionary economic environment. Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio.

Other Operating Income

Other operating income for the most recent 12 months increased modestly relative to the level reported in the Second Update, and totaled $2.9 million, equal to 0.42% of average assets. The bulk of OSHC’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. Growth in the level of non-interest operating income is expected to be gradual in future periods.

Operating Expenses

The Company’s operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, de novo branching and revenue diversification strategies. Such trends continued based on updated financial data and operating costs equaled $15.8 million, or 2.23% of average assets for the twelve months ended September 30, 2009.

Boards of Directors

October 9, 2009

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the additional stock-related benefit plans, as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings over the last several years, and have primarily consisted of gains and losses on the sale of loans and investments. For the most recent twelve month period, non-operating expenses have consisted solely of OTTI impairment charges and losses on the sale of securities which together equaled $1.7 million, or 0.24% of assets, as compared to $2.4 million, equal to 0.35% of average assets reported for the twelve months ended March 31, 2009.

Taxes

The Company’s tax rate approximated 36.30% for the 12 months ended September 30, 2009, in comparison to the 37.61% effective tax rate for the 12 months ended March 31, 2009.

Efficiency Ratio

The Company’s efficiency ratio increased slightly, from 65.09% for the 12 months ended March 31, 2009, to 65.19% for the 12 months ended September 30, 2009. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group and all publicly-traded savings institutions. The Peer Group includes eight of the nine institutions comprising the Peer Group in our Second Update. We have excluded one of the Peer Group institutions in this updated analysis (Pamrapo Bancorp of NJ, Inc.), as it became subject to an acquisition offer since the date of the Second Update.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Second Update analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a higher level of loans (88.3% of assets for the Company versus 60.1% for the Peer Group on average) and a lower level of cash, MBS and investments (5.6% for the Company versus 31.9% for the Peer Group). The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group based on deposits/assets ratios of 68.2% and 58.2%, respectively, and borrowings/assets ratios (including subordinated debt) of 21.2% and 30.5%, respectively.

RP® Financial, LC.	Boards of Directors
October 9, 2009

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2009

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth

Ocean Shore Holding MHC of NJ
September 30, 2009		2.2%	4.1%	1.5%	88.3%	71.8%	15.9%	2.1%	9.1%	0.0%	9.1%

All Public Companies
Averages		4.6%	20.2%	1.3%	69.3%	69.4%	17.5%	0.5%	11.3%	0.9%	10.4%
Medians		3.6%	19.0%	1.4%	70.9%	71.1%	15.7%	0.0%	10.1%	0.1%	9.1%

State of NJ
Averages		4.2%	24.1%	1.4%	66.2%	68.9%	17.6%	0.3%	12.2%	0.9%	11.3%
Medians		3.1%	21.8%	1.5%	66.8%	67.7%	15.4%	0.0%	11.6%	0.0%	9.8%

Comparable Group
Averages		5.3%	30.2%	1.7%	60.1%	57.8%	30.1%	0.4%	10.2%	0.4%	9.7%
Medians		5.3%	27.3%	1.5%	60.0%	62.1%	26.9%	0.0%	8.5%	0.0%	7.5%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	1.3%	25.0%	1.4%	70.0%	38.1%	43.2%	0.0%	17.6%	0.0%	17.6%
ESBK	Elmira Savings Bank, FSB of NY	8.7%	24.8%	1.5%	60.6%	69.7%	17.0%	0.0%	10.2%	2.6%	7.6%
FSBI	Fidelity Bancorp, Inc. of PA	7.3%	29.8%	0.6%	59.4%	59.9%	31.1%	1.0%	6.8%	0.4%	6.4%
FKFS	First Keystone Financial, Inc. of PA	6.7%	29.6%	3.1%	57.6%	67.3%	22.6%	2.2%	6.2%	0.0%	6.2%
HARL	Harleysville Savings Fin. Corp. of PA	2.8%	35.1%	1.6%	58.5%	54.7%	38.3%	0.0%	6.0%	0.0%	6.0%
ROME	Rome Bancorp, Inc. of Rome NY	4.0%	3.7%	2.7%	85.9%	64.3%	16.3%	0.0%	17.7%	0.0%	17.7%
THRD	TF Financial Corp. of Newtown PA	0.9%	19.8%	2.3%	74.9%	73.3%	15.3%	0.0%	9.6%	0.6%	9.0%
WVFC	WVS Financial Corp. of PA	11.1%	74.1%	0.0%	13.9%	34.9%	57.0%	0.0%	7.4%	0.0%	7.4%

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.

Ocean Shore Holding MHC of NJ
September 30, 2009		6.74%	-46.62%	13.21%	15.67%	-18.04%	4.96%	4.96%	9.32%	9.32%	16.44%

All Public Companies
Averages		7.90%	12.60%	6.23%	12.38%	-4.60%	1.41%	2.26%	10.12%	10.00%	16.21%
Medians		5.06%	7.42%	3.67%	8.03%	-4.89%	-0.84%	-0.90%	9.10%	9.00%	13.74%

State of NJ
Averages		12.65%	18.37%	11.13%	21.69%	-8.30%	-1.43%	1.01%	10.73%	10.73%	20.09%
Medians		10.10%	12.89%	9.89%	18.92%	-5.77%	-1.12%	1.38%	9.24%	9.24%	16.42%

Comparable Group
Averages		3.01%	15.42%	2.19%	3.47%	5.88%	3.15%	5.38%	9.45%	8.77%	14.87%
Medians		1.73%	6.75%	1.56%	3.46%	-1.24%	-1.15%	-1.12%	8.30%	8.10%	14.34%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	6.91%	4.84%	7.30%	8.24%	15.58%	-10.96%	-10.96%	NA	NA	NA
ESBK	Elmira Savings Bank, FSB of NY	11.18%	48.37%	-1.15%	-1.00%	55.87%	31.30%	48.26%	7.82%	7.82%	14.34%
FSBI	Fidelity Bancorp, Inc. of PA	2.32%	11.36%	-2.78%	4.80%	-3.62%	10.80%	11.56%	NA	8.10%	12.41%
FKFS	First Keystone Financial, Inc. of PA	1.14%	-6.26%	6.36%	3.59%	-3.89%	-3.40%	-3.40%	8.30%	8.31%	13.56%
HARL	Harleysville Savings Fin. Corp. of PA	0.06%	-7.93%	5.91%	2.29%	-3.97%	7.35%	7.35%	NA	6.04%	11.83%
ROME	Rome Bancorp, Inc. of Rome NY	2.69%	65.83%	0.15%	3.34%	14.12%	-7.55%	-7.55%	15.33%	15.33%	22.00%
THRD	TF Financial Corp. of Newtown PA	0.68%	8.66%	-1.25%	9.05%	-28.16%	0.88%	0.95%	8.45%	8.45%	15.47%
WVFC	WVS Financial Corp. of PA	-0.87%	-1.48%	2.96%	-2.55%	1.14%	-3.19%	-3.19%	7.35%	7.35%	14.50%

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2009 by RP® Financial, LC.

RP® Financial, LC.	Boards of Directors
October 9, 2009

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2009

			Net Interest Income					Other Income				G&A/Other Exp.
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.

Ocean Shore Holding MHC of NJ
September 30, 2009		0.52%	5.15%	2.16%	2.99%	0.14%	2.85%	0.00%	0.00%	0.42%	0.42%	2.23%	0.00%

All Public Companies
Averages		-0.22%	5.19%	2.35%	2.83%	0.71%	2.12%	0.02%	-0.04%	0.73%	0.71%	2.62%	0.15%
Medians		0.07%	5.20%	2.36%	2.84%	0.35%	2.36%	0.00%	0.00%	0.58%	0.56%	2.64%	0.00%

State of NJ
Averages		-0.33%	5.01%	2.39%	2.62%	0.41%	2.21%	0.00%	0.00%	0.34%	0.34%	2.62%	0.15%
Medians		0.31%	5.09%	2.36%	2.63%	0.18%	2.21%	0.00%	0.00%	0.30%	0.30%	2.64%	0.00%

Comparable Group
Averages		0.43%	5.00%	2.36%	2.64%	0.18%	2.46%	0.02%	0.01%	0.51%	0.53%	2.15%	0.01%
Medians		0.59%	5.15%	2.39%	2.58%	0.19%	2.39%	0.00%	0.00%	0.49%	0.53%	2.30%	0.00%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	0.57%	5.17%	2.38%	2.80%	0.15%	2.64%	0.06%	0.00%	0.50%	0.56%	2.27%	0.00%
ESBK	Elmira Savings Bank, FSB of NY	0.83%	5.29%	2.12%	3.17%	0.28%	2.89%	0.00%	0.00%	1.10%	1.10%	2.96%	0.06%
FSBI	Fidelity Bancorp, Inc. of PA	-0.08%	5.08%	2.73%	2.36%	0.23%	2.13%	0.08%	0.00%	0.49%	0.57%	1.86%	0.00%
FKFS	First Keystone Financial, Inc. of PA	-0.56%	4.71%	2.50%	2.21%	0.34%	1.87%	0.00%	0.00%	0.51%	0.51%	2.46%	0.00%
HARL	Harleysville Savings Fin. Corp. of PA	0.60%	5.13%	3.11%	2.02%	0.04%	1.98%	0.00%	0.00%	0.28%	0.28%	1.34%	0.00%
ROME	Rome Bancorp, Inc. of Rome NY	0.83%	5.31%	1.38%	3.93%	0.15%	3.78%	0.00%	0.00%	0.70%	0.70%	3.12%	0.00%
THRD	TF Financial Corp. of Newtown PA	0.55%	5.23%	2.22%	3.01%	0.33%	2.67%	0.01%	0.06%	0.31%	0.37%	2.33%	0.00%
WVFC	WVS Financial Corp. of PA	0.67%	4.07%	2.41%	1.66%	-0.07%	1.73%	0.00%	0.00%	0.18%	0.18%	0.85%	0.00%

		Non-Op. Items		Yields, Costs, and Spreads
		Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate

Ocean Shore Holding MHC of NJ
September 30, 2009		-0.24%	0.00%	5.49%	2.56%	2.92%	$5,305	36.30%

All Public Companies
Averages		-0.31%	0.02%	5.51%	2.70%	2.81%	$5,999	32.03%
Medians		-0.08%	0.00%	5.51%	2.71%	2.81%	$5,016	32.10%

State of NJ
Averages		-0.31%	0.02%	5.32%	2.79%	2.53%	$9,904	31.17%
Medians		-0.08%	0.00%	5.35%	2.73%	2.54%	$6,774	33.26%

Comparable Group
Averages		-0.23%	0.00%	5.24%	2.65%	2.59%	$6,009	28.90%
Medians		-0.09%	0.00%	5.34%	2.67%	2.36%	$5,225	28.72%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	-0.07%	0.00%	5.37%	2.98%	2.39%	$6,122	28.72%
ESBK	Elmira Savings Bank, FSB of NY	-0.08%	0.00%	5.66%	2.39%	3.27%	$4,605	42.94%
FSBI	Fidelity Bancorp, Inc. of PA	-0.92%	0.00%	5.27%	2.94%	2.33%	$5,143	NM
FKFS	First Keystone Financial, Inc. of PA	-0.59%	0.00%	5.01%	2.71%	2.30%	$5,307	24.31%
HARL	Harleysville Savings Fin. Corp. of PA	-0.09%	0.00%	5.32%	3.34%	1.98%	$8,778	21.31%
ROME	Rome Bancorp, Inc. of Rome NY	-0.10%	0.00%	5.69%	1.73%	3.96%	$3,333	30.86%
THRD	TF Financial Corp. of Newtown PA	0.07%	0.00%	5.48%	2.49%	2.99%	$4,025	23.31%
WVFC	WVS Financial Corp. of PA	-0.03%	0.00%	4.11%	2.62%	1.48%	$10,755	30.87%

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2009 by RP® Financial, LC.

Boards of Directors

October 9, 2009

The Company’s net worth ratio of 9.1% of assets is below the Peer Group average ratio of 10.2% (and modestly above the median ratio of 8.5%), even before the completion of the Offering. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in OSHC’s pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential through reinvestment and leveraging. At the same time, the Company’s higher pro forma capitalization will also result in a lower return on equity. Both the Company’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company’s asset growth remained above the Peer Group average. Specifically, asset growth of 6.74% for the Company exceeded the Peer Group average of 3.01%, while loan growth equal to 13.21% for the Company was still above the average growth rate of 2.19% for the Peer Group.

The Company’s deposit growth rate equaled 15.67% for the most recent 12 month period and thus, remained above the Peer Group average growth rate 3.47%. Borrowed funds declined for the Company at an 18.04% annual pace versus modest growth of 5.88% for the Peer Group, as the Company decreased borrowings because of the level of funds provided by deposit growth.

The Company’s equity increased by 4.96% as compared which compared closely to 3.15% growth for the Peer Group based on the average. Limited expansion of the Company’s equity and the minimal growth for the Peer Group reflects the impact of adoption of dividend and capital management strategies by both the Company and the Peer Group as well as OTTI charges (for the Company and some of the Peer Group institutions). On a post-offering basis, the Company’s equity growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans and de novo branching.

Income and Expense Trends

OSHC and the Peer Group reported net income to average assets ratios of 0.52% and 0.43%, respectively, based on updated financial data. The Company’s operating results continue to reflect a favorable level of net interest income offset by a relatively high tax rate in comparison to the Peer Group while the ratio of operating expense and non-interest income as a percent of average assets was relatively comparable to the Peer Group averages. The updated ROA based on financial data for the twelve months ended September 30, 2009, remained slightly above the Peer Group average as non-OTTI charges continued to diminish and core earnings increased modestly.

The Company’s net interest income ratio of 2.99% of average assets remained higher than the Peer Group average of 2.64% reflecting its higher asset yields and lower cost of funds.

Non-interest operating income is a relatively similar contributor to OSHC’s earnings relative to the Peer Group, at 0.42% and 0.53% of average assets for the Company and the

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October 9, 2009

Peer Group, respectively. As discussed in the Second Update, both the Company and the Peer Group generate levels of non-interest income which are below the average for all publicly traded companies of 0.71% of average assets, reflecting their emphasis on residential mortgage lending which tends to generate limited levels of non-interest fee income.

The Company’s operating expense ratio increased modestly since the Second Update and OSHC now operates with an operating expense ratio which exceeds the Peer Group average. The operating expense ratios for OSHC and the Peer Group were 2.23% and 2.15%, respectively. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets. On a post-offering basis, the Company’s operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 65.2% remains more favorable than the Peer Group’s ratio of 67.8%. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans and the costs of targeted expansion.

While loan loss provisions for the Company and the Peer Group were limited, the Company’s ratio remained more favorable at 0.14%, versus 0.18% of average assets for the Peer Group, reflecting relatively strong asset quality for both on average.

Non-operating expense diminished for OSHC, reporting a net non-operating loss of 0.24% of average assets, versus a comparable level (i.e., loss of 0.23% of average assets) for the Peer Group on average.

The Company’s effective tax rate for the last 12 months equal to 36.3% is slightly higher than the Peer Group average of 28.9%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and therefore remaining at a disadvantage in comparison to the Peer Group. At the same time, the Company is evaluating the merits of establishing a special purpose investment subsidiary for the purpose of minimizing its state tax liability which could potentially reduce OSHC’s average tax rate.

3.	Stock Market Conditions

Since the date of the Second Update, the broader stock market has exhibited significant volatility and, in general, has improved. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June. The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a

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October 9, 2009

growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, the DJIA moving to new highs for the year. The stock market rally continued into September and into early October fueled by generally favorable news outside of the increasing unemployment rate. On October 9, 2009, the DJIA closed at 9864.9 or 16.1% higher since the date of the Second Update and the NASDAQ closed at 2138.13 or 20.5% higher since the date of the Second Update. The S&P 500 Index closed at 1071.43 or 16.6% higher since the date of the Second Update.

Trends with respect to the market for thrift stocks have been less favorable as the sector continues to be weighted down by credit quality concerns and related unfavorable trends with respect to the unemployment rate. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and currency concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.

Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. These same factors continued to weigh heavily on the thrift market through the balance of September as thrift stocks did not participate in the broader market rally in September and into early October. On October 9, 2009, the SNL Index for all publicly-traded thrifts closed at 569.9, a modest increase of 2.9% since the date of the Second Update.

The updated pricing measures for the Peer Group were generally lower compared to the Second Update, with the earnings and equity based pricing ratios generally diminishing in a range of 7% to 8%. In contrast, the pricing ratios for all publicly-traded savings institutions increased in a range of 2% to 5% which was consistent with the 2.9% increase in the SNL Thrift Index realized since the date of the Second Update.

A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and the SNL Thrift Index is shown in Table 4, based on market prices as of May 29, 2009, and October 9, 2009. The Peer Group data has been adjusted to exclude American Bancorp of New Jersey which became subject to an acquisition offer since the date of the Second Update and Parampo Bancorp, Inc., which became subject to an acquisition offer since the date of the Second Update.

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October 9, 2009

Table 4

Ocean Shore Holding Co.

Average Pricing Characteristics

	At May 29, 2009		At October 9, 2009		Percent Change
Peer Group (1)
Price/Earnings (x)	17.44	x	16.25	x	(6.8)%
Price/Core Earnings (x)	15.15		13.93		(8.1)
Price/Book (%)	89.81%		83.05%		(7.5)
Price/Tangible Book (%)	97.28		90.21		(7.3)
Price/Assets (%)	9.40		8.52		(9.4)

All Publicly-Traded Thrifts
Price/Earnings (x)	16.31	x	17.09	x	4.8%
Price/Core Earnings (x)	16.64		16.90		1.6
Price/Book (%)	66.91%		70.02%		4.6
Price/Tangible Book (%)	76.97		79.87		3.8
Price/Assets (%)	7.48		7.82		4.5

Other
SNL Thrift Index	553.7		569.9		2.9

(1)	Excludes Pamrapo Bancorp of New Jersey which became subject to an acquisition offer since the date of the Second Update.

As set forth in the Original Appraisal and subsequent updates, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect more narrow discounts to book value or even premiums in some cases. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only three conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and Territorial Bancorp’s standard conversion offering was completed on July 14, 2009. Territorial Bancorp’s offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $122.3 million resulting in a pro forma price/tangible book ratio of 59.4% at closing. Territorial Bancorp’s trading price closed 47.5% above its IPO price after its first week of trading. As of October 9, 2009, Territorial Bancorp closed 60.0% above its IPO price. The success of Territorial Bancorp’s offering, in what is still considered to be a fairly weak market for thrift IPOs, is believed to be related to the specific attributes of

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October 9, 2009

Territorial Bancorp’s offering as opposed to a broader market trend. Territorial Bancorp is the largest thrift based in Hawaii and, counter to industry trends in general, has maintained strong earnings and very favorable measures for credit quality during a period when most institutions have reported depressed earnings and increases in loan delinquencies.

Given the limited number of conversion offering completed recently, we have also considered recent conversion applications filed, both from the perspective of the range of their pro forma pricing ratios and their impact on the supply of conversion stock. In this regard, the Company’s offering will be coming to the market at the same time as these new issues and will be competing for investor interest. We believe that the Bank’s offering should be at the upper end of the pricing multiples for the standard conversions coming to market, based on OSHC’s recent financial performance and the pro forma characteristics of the Company versus the financial institutions submitting standard conversion applications. At the same time, we would expect OSHC to be discounted to Northwest Bancorp’s pro forma pricing due in part, to Northwest Bancorp’s substantially greater asset size and post-conversion liquidity which is anticipated to attract much greater interest from institutional investors.

				Gross Proceeds(1)		Pro Forma P/TB
Company	State	Type	Assets			Midpoint	Supermax
			($000)	($000)		(%)	(%)

Northwest Bancorp	PA	2nd	$7,094,353	$635,000	(2)	100.4%	112.50%
OmniAmerican Bank	TX	STD	1,038,306	90,000		54.0%	62.0%
OBA Bank	MD	STD	362,471	35,000		51.4%	59.4%
Harvard SB	IL	STD	160,088	9,500		47.1%	55.0%
Versailles S&L	OH	STD	40,788	5,000		44.5%	52.5%
Athens Federal	TN	STD	243,011	18,000		47.3%	55.2%

(1)	At midpoint of preliminary offering range based on initial filing.
(2)	Pro forma market capitalization is $1.0 billion including exchange shares issued to public stockholders.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing OSHC’s to-be-issued stock – price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches – all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in OSHC’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Second Update.

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October 9, 2009

In examining the valuation adjustments made relative to the Peer Group in the Second Update, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our Second Update pertains to the deterioration in the Peer Group’s pricing ratios in a range of 7% to 8%. Additionally, while the market appears to be more receptive to equity issuances by financial institutions (using the increased level of conversion applications and secondary issuances by seasoned banks and thrifts as a barometer), these same offering will place competitive pressures on OSHC’s offering as investors evaluate the Company’s issue to other equity issuances by similar financial institutions (i.e., both conversion offering and secondary offerings). We have also given consideration in the valuation that OSHC was unable to sell into the offering range earlier in the year, even after an aggressive selling effort through a syndicated community offering.

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group, which remain unchanged relative to the adjustments made in the Second Update.

Boards of Directors

October 9, 2009

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, the results of the subscription and community offerings, as well as the return of the orders and the extension of the second step conversion to sell stock under more favorable conditions, and taking into consideration the decline in the Peer Group’s pricing ratios since the date of the Second Update, RP Financial concluded that, as of October 9, 2009, the aggregate pro forma market value of OSHC’s conversion stock was 68,782,288 at the midpoint, equal to 8,597,786 shares at $8.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.28% ownership interest to the public, which provides for a $39.4 million public offering at the midpoint value. The valuation reflects an approximate 3.9% decrease relative to the midpoint pro forma value established in the Second Update, as well as a lower price per share of $8.00 from $8.50. The decrease in the valuation is falls between the 7% to 8% reduction of the Peer Group and takes into account the modest increase in the pricing ratios of all publicly-traded thrifts among other factors.

In calculating the pro forma pricing ratios, we have incorporated the incremental expense related to conducting the subscription/community offering and the possible syndicated community offering in an amount greater than reflected in the Second Update. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Second Update. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating OSHC’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through September 30, 2009, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company’s core earnings, we adjusted reported earnings of $1.702 million of losses incurred on the sale of securities and OTTI impairment charges. Thus, as shown below, the Company’s core earnings were calculated to equal $4,688,000.

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October 9, 2009

Amount
($000)

Trailing 12 Month Net Income (09/30/09)	$3,666
Plus: Losses Realized on Investment Securities	1,702
Tax Effect (1)	(680)

Core Earnings Estimate	$4,688

(1)	Reflects a 39.94% tax rate on adjustments consistent with the Company’s marginal tax rate.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the updated midpoint value of $68.8 million equaled 15.92 times and 12.87 times, respectively. Owing to the non-operating expenses referenced above, the Company’s P/E is at a discount of 2.0% at the midpoint of this updated valuation versus a 3.2% premium at the midpoint in the Second Update. Based on core earnings, excluding one-time non-recurring expenses, the P/Core Earnings multiple equaled 12.87 times at midpoint, which is discounted by 7.6% to the Peer Group’s average P/Core Earnings multiple of 13.93 times, versus a discount of 13.2% at the midpoint relative to the Peer Group’s average core earnings multiple in the Second Update.

P/B Approach. The application of the P/B valuation method requires calculating OSHC’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group. Based on the $68.8 million updated midpoint valuation, OSHC’s pro forma P/B and P/TB ratios have decreased to 69.22% which represents a 5.4% reduction relative to the midpoint P/TB ratio of 73.18% in the Second Update. Accordingly, the P/TB discount at the midpoint relative to the Peer Group equaled 23.3% versus a 24.8% discount in the Second Update.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, OSHC’s value equaled 8.88% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 8.52%, which implies a premium of 4.2%.

Trading of OSHC Stock. As of the date of the Second Update (May 29, 2009), based on OSHC’s stock price of $8.00 per share and the 8,323,374 shares of OSHC stock outstanding implied a market value of $66.6 million which was considered in the valuation process. The stock trading price has subsequently diminished to $6.85 per share as of October 9, 2009, resulting in an implied market value of $56.9 million (based on 8,311,484 shares outstanding), which slightly exceeds the minimum of the updated offering range.

RP® Financial, LC.	Boards of Directors
October 9, 2009

Table 5

Public Market Pricing

Ocean Shore Holding Co.

As of October 9, 2009

		Market Capitalization		Per Share Data									Dividends(4)
				Core 12 Month EPS(2)	Book Value/ Share	Pricing Ratios(3)							Amount/ Share	Yield	Payout Ratio(5)
		Price/ Share(1)	Market Value			P/E		P/B	P/A	P/TB	P/Core
		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)
Ocean Shore Holding Co.
Maximum		$8.00	$79.10	$0.45	$10.56	17.87	x	75.77%	10.15%	75.77%	14.52	x	$0.17	2.10%	37.55%
Midpoint		$8.00	$68.78	$0.50	$11.56	15.92	x	69.22%	8.88%	69.22%	12.87	x	$0.19	2.42%	38.47%
Minimum		$8.00	$58.46	$0.58	$12.91	13.87	x	61.97%	7.60%	61.97%	11.16	x	$0.23	2.84%	39.44%

All Public Companies(7)
Averages		$9.71	$298.79	$(0.42)	$13.82	17.09	x	70.02%	7.82%	79.87%	16.90	x	$0.27	2.37%	38.46%
Medians		8.72	49.60	0.27	13.15	13.64	x	71.03%	5.80%	76.11%	14.83	x	$0.20	2.18%	0.00%

All Non-MHC State of NJ(7)
Averages		$10.94	$1,940.60	$(0.52)	$11.31	12.42	x	99.73%	9.62%	117.38%	12.97	x	$0.46	3.74%	67.29%
Medians		$11.83	$412.58	$(0.48)	$10.41	12.42	x	100.20%	9.25%	127.03%	12.97	x	$0.52	4.26%	67.29%

Comparable Group Average
Averages		$12.27	$56.74	$0.96	$15.17	16.25	x	83.05%	8.52%	90.21%	13.93	x	$0.45	3.33%	51.89%
Medians		$13.47	$40.33	$1.29	$13.95	11.59	x	87.80%	6.44%	98.37%	10.42	x	$0.49	4.16%	52.98%

State of New Jersey (7)
CBNJ	Cape Bancorp, Inc. of NJ	$7.03	$93.60	$(2.14)	$10.74	NM		65.46%	8.43%	78.20%	NM		$0.00	0.00%	NM
HCBK	Hudson City Bancorp, Inc of NJ	$13.08	$6,843.63	$0.96	$9.83	13.63	x	133.06%	11.92%	137.25%	13.63	x	$0.60	4.59%	62.50%
OCFC	OceanFirst Fin. Corp of NJ	$12.43	$153.78	$1.01	$10.07	11.20	x	123.44%	8.05%	123.44%	12.31	x	$0.80	6.44%	72.07%
PFS	Provident Fin. Serv. Inc of NJ	$11.22	$671.37	$(1.92)	$14.58	NM		76.95%	10.07%	130.62%	NM		$0.44	3.92%	NM
PBCI	Pamrapo Bancorp, Inc. of NJ(7)	$7.70	$38.01	$(0.04)	$10.21	NM		75.42%	6.60%	75.42%	NM		$0.00	0.00%	NM

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	$13.22	$198.18	$0.42	$12.35	33.9		107.04%	18.82%	107.04%	31.48	x	$0.20	1.51%	51.28%
ESBK	Elmira Svgs Bank, FSB of NY	$13.99	$26.83	$1.63	$17.80	9.39		78.60%	5.20%	128.00%	8.58	x	$0.80	5.72%	53.69%
FSBI	Fidelity Bancorp, Inc. of PA	$6.30	$19.18	$1.18	$14.24	NM		44.24%	2.59%	47.16%	5.34	x	$0.08	1.27%	NM
FKFS	First Keystone Fin., Inc of PA	$8.85	$21.53	$(0.36)	$13.44	NM		65.85%	4.10%	65.85%	NM		$0.00	0.00%	NM
HARL	Harleysville Svgs Fin Cp of PA	$13.72	$49.60	$1.50	$13.66	10.01		100.44%	6.01%	100.44%	9.15	x	$0.76	5.54%	55.47%
ROME	Rome Bancorp, Inc. of Rome NY	$8.40	$57.78	$0.44	$8.66	21		97.00%	17.16%	97.00%	19.09	x	$0.34	4.05%	NM
THRD	TF Fin. Corp. of Newtown PA	$18.70	$49.80	$1.39	$26.16	12.38		71.48%	6.87%	76.45%	13.45	x	$0.80	4.28%	52.98%
WVFC	WVS Financial Corp. of PA	$15.00	$31.05	$1.44	$15.04	10.79		99.73%	7.40%	99.73%	10.42	x	$0.64	4.27%	46.04%

		Financial Characteristics(6)
		Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported		Core		Offering Size	Exchange Ratio
						ROA	ROE	ROA	ROE
		($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
Ocean Shore Holding Co.
Maximum		$780	13.39%	13.39%	0.34%	0.57%	4.24%	0.70%	5.22%	45.31	1.1896
Midpoint		$775	12.83%	12.83%	0.35%	0.56%	4.35%	0.69%	5.38%	39.40	1.0344
Minimum		$770	12.26%	12.26%	0.35%	0.55%	4.47%	0.68%	5.55%	33.49	0.8793

All Public Companies(7)
Averages		$2,891	10.84%	9.98%	2.79%	-0.34%	-1.34%	-0.17%	-0.99%
Medians		$912	8.92%	8.30%	1.82%	-0.04%	0.11%	0.22%	2.00%

All Non-MHC State of NJ(7)
Averages		$16,774	10.85%	9.09%	1.45%	-0.96%	-4.62%	-0.68%	-2.72%
Medians		$4,290	10.92%	8.60%	1.11%	-0.53%	-1.11%	-0.55%	-1.46%

Comparable Group Average
Averages		$643	10.18%	9.77%	0.82%	0.39%	3.51%	0.55%	5.74%
Medians		$625	8.52%	7.62%	0.61%	0.59%	5.15%	0.64%	5.98%

State of New Jersey (7)
CBNJ	Cape Bancorp, Inc. of NJ	$1,111	12.87%	11.01%	2.82%	-3.71%	-26.44%	-2.55%	-18.14%
HCBK	Hudson City Bancorp, Inc of NJ	$57,407	8.96%	8.71%	0.77%	0.93%	10.19%	0.93%	10.19%
OCFC	OceanFirst Fin. Corp of NJ	$1,910	8.48%	8.48%	1.17%	0.73%	9.97%	0.66%	9.07%
PFS	Provident Fin. Serv. Inc of NJ	$6,669	13.08%	8.15%	1.04%	-1.79%	-12.18%	-1.76%	-11.99%
PBCI	Pamrapo Bancorp, Inc. of NJ(7)	$575	8.76%	8.76%	3.50%	-0.45%	-4.83%	-0.03%	-0.36%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	$1,053	17.58%	17.58%	0.64%	0.57%	2.99%	0.62%	3.22%
ESBK	Elmira Svgs Bank, FSB of NY	$516	10.18%	7.82%	0.69%	0.60%	6.03%	0.65%	6.60%
FSBI	Fidelity Bancorp, Inc. of PA	$741	6.75%	6.42%	2.53%	-0.12%	-1.83%	0.49%	7.71%
FKFS	First Keystone Fin., Inc of PA	$525	6.22%	6.22%	0.61%	-0.56%	-8.84%	-0.17%	-2.65%
HARL	Harleysville Svgs Fin Cp of PA	$825	5.98%	5.98%	NA	0.60%	10.33%	0.66%	11.31%
ROME	Rome Bancorp, Inc. of Rome NY	$337	17.70%	17.70%	0.48%	0.82%	4.49%	0.91%	4.94%
THRD	TF Fin. Corp. of Newtown PA	$724	9.62%	9.05%	0.58%	0.56%	5.81%	0.51%	5.35%
WVFC	WVS Financial Corp. of PA	$419	7.42%	7.42%	0.23%	0.67%	9.13%	0.70%	9.46%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2009 by RP® Financial, LC.

Boards of Directors

October 9, 2009

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 9, 2009, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $68,782,288 at the midpoint. Based on this valuation and the approximate 57.28% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $39,400,000, equal to 4,925,000 shares at a per share value of $8.00. This updated valuation reflects a 3.9% reduction relative to the valuation conclusion set forth in the Second Update, reflecting in part, a reduction in the Peer Group’s pricing ratios over the interim period. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $8.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 5 and are detailed in Exhibit 2 and Exhibit 3.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of OSHC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in OSHC equal to 42.72% as of October 9, 2009. The exchange ratio to be received by the existing minority shareholders of OSHC will be determined at the end of the offering, based on the total number of shares sold in the syndicated community offering. Based upon this calculation and the valuation conclusion and offering range concluded above, the exchange ratio would vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Boards of Directors

October 9, 2009

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
				(x)
Shares
Maximum	9,887,454	5,663,750	4,223,704	1.1896	x
Midpoint	8,597,786	4,925,000	3,672,786	1.0344	x
Minimum	7,308,118	4,186,250	3,121,868	0.8793	x

Distribution of Shares
Maximum	100.00%	57.28%	42.72%
Midpoint	100.00%	57.28%	42.72%
Minimum	100.00%	57.28%	42.72%

Aggregate Market Value(1)
Maximum	$79,099,632	$45,310,000	$33,789,632
Midpoint	$68,782,288	$39,400,000	$29,382,288
Minimum	$58,464,944	$33,490,000	$24,974,944

(1)	Based on offering price of $8.00 per share.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ James P. Hennessey

James P. Hennessey Director